Mail Stop 3561

January 22, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Philippe Calavia
Vice President – Finance
45, rue de Paris 95747
Roissy-CDG Cedex, France

      Re: Air France - KLM
              Form 20-F for the year ended March 31, 2006
              Filed July 19, 2006
              File No. 001-32139

Dear Mr. Calavia:

      We have reviewed your response letter dated January 12, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (15) business days.

<u>Form 20-F for the year ended March 31, 2006</u>

<u>Consolidated Statements of Changes in Stockholders' Equity, page F-6</u>

1. We note from your response to our prior comment 4 that the Euro 80 million in stockholders' equity corresponds to the payment of Euro 109 million to the French State reduced by Euro 29 million of employee compensation expense for the year ended March 31, 2006. Please tell us when the Euro 109 million was paid to the French State and tell us where this amount is included in the statement of cash flows. Also, citing relevant authoritative literature, please tell us your basis for treating this transaction as a purchase of treasury shares.

Note 3.18. Provisions for restitution of aircraft under operating leases, page F-20

2. We note from your response to our prior comment 7 that in the case of a termination of the lease agreement and the return of the aircraft to the lessor, the excess potential is reimbursable by the lessor. Please tell us if the excess potential is reimbursable by the lessor for <u>all</u> operating leases in which you capitalize the amount in excess of the return condition, even if the aircraft is used through the end of the lease term. Also, please tell us how you determine that an aircraft that exceeds the return condition, as set in the lease arrangement, at a certain point in time will continue to exceed the return condition throughout the rest of the lease until it is returned to the lessor. Tell us if there is any risk that an aircraft which is determined to exceed return condition at one point in time will be returned to the lessor at or below the return condition at the end of the lease. Additionally, please revise future filings to include disclosure that the capitalized excess amounts are reimbursable by the lessor at the end of the lease.

Note 10. Other non-current income and expenses, page F-33

3. We note from your response to our prior comment 9 that under US GAAP you considered the provisions of EITF 98-7 (codified in EITF 01-2) and concluded that the transaction should not be considered as an exchange of an investment in Amadeus, accounted for under the equity method for another interest in WAM, with a cash payment that is substantial. Please explain to us how you determined the fair value of both the consideration issued and received in the exchange. Your response should clearly explain how you determined the fair value of the equity interest in Amadeus that was relinquished and the fair value of WAM that was received. Also, citing relevant paragraphs is EITF 01-2, please tell us why you believe that this transaction should not be accounted for under APB 29.

4. We note from your response to our prior comment 10 that you reference your response to comment 9 in addressing the meaning of the disclosure on page F-47 that "given the negative net equity after neutralization of amounts reinvested by the Air-France-KLM Group, its contribution to the consolidated financial

statements is nil." However, we still are not clear as to the meaning of the aforementioned phrase. Please explain to us in clear detail the meaning of the disclosure on page F-47 that "given the negative net equity after neutralization of amounts reinvested by the Air-France-KLM Group, its contribution to the consolidated financial statements is nil."

Note 28. Provisions and retirement benefit, page F-56

5. We note from your response to our prior comment 18 that the provisions related to restitution of an aircraft are included in the "provisions" line item on the face of the income statement. In light of the fact that Note 28 discloses that the new provision recorded for restitution of an aircraft was Euros 136 million during fiscal 2006, please explain to us how that amount is included in the total provision recorded in Note 8 of Euros 109 million. As part of your response, please provide detail of the risks and contingencies amounts included in the "provisions" line item in Note 8.

6. We note that the Euro 31 million reversal of restitution costs for aircraft under operating leases recognized during the fiscal year ended March 31, 2005 was the result of an improvement in the database to develop a more precise estimation based on the Company's experience and resulted in a refinement of the estimation of the aircraft restitution provision. We also note that this reversal of unnecessary reserves was accounted for as a change in estimate under both French GAAP and IFRS. Please explain whether these reserves were also reversed for US GAAP purposes and if so, please explain whether the reversal was also treated as a change in estimate. If the reversal was treated as a change in estimate for US GAAP purposes, please explain in detail why you believe this treatment is appropriate. Please note that we believe the development or implementation of more accurate methods to calculate the reserve would be more appropriately accounted for as the correction of an error pursuant to paragraphs 36 and 37 of APB 20 under US GAAP.

Note 28.2 Other provisions, page F-59

7. We note from your response to our prior comment 20 that litigation was comprised of (i) tax disputes with tax authorities related to taxes other than income taxes and (ii) various litigations with former employees of the Company. Please confirm to us that in future filings you will disclose the amount of the liability recorded for each type of litigation provision and that you will include the disclosures required by paragraph 85 of IAS 37 such as the expected timing of any cash outflows, and an indication of the uncertainties about the amount or timing and amount of any expected reimbursement.

Mr. Philippe Calavia
Air France - KLM
January 22, 2007
Page 4

Transition from French Accounting Standards to IFRS

Note 2(i) Tangible Assets, page F-94

8. We note from your response to our prior comment 27 that the reconciling item of
    Euros 23 million relates entirely to the application of the new depreciation policy
    to KLM following the acquisition of KLM on May 4, 2004. Please tell us how
    you accounted for the depreciation of the KLM equipment under French GAAP
    and explain to us in more detail the nature of the Euros 23 million adjustment and
    why it was required under IFRS.

US GAAP Reconciliation

Note 41.1 Reconciliation of Net Income and of Stockholders' Equity

(a) Negative Goodwill under US GAAP, page F-99

9. We note from your response to our prior comment 28 that the combined effect of
    (i) the cancellation of the capitalized maintenance cost for aircraft under operating
    lease and (ii) the adjustment to the aircraft restitution provision was a net increase
    of Euros 15 million of the negative goodwill under US GAAP as compared to the
    calculation of the negative goodwill under IFRS. Please provide us with
    additional detail, and separately disclose in future filings, the amount related to
    the adjustment for the cancellation of capitalized maintenance costs and the
    amount related to the adjustment to the aircraft restitution provision.

(h) Other, page F-110

10. We note from your response to our prior comment 30 that upon realization of the
    leveraged buy-out transaction, the effect of this difference of Euros 21 million
    was reversed in the income statement. Please explain to us in detail the nature of
    the Euros 21 million "difference" including how that amount was determined or
    calculated. Also, please explain why this "difference" was "reversed" in the
    income statement in connection with the leveraged buy-out transaction described
    in Note 10. In addition, please explain to us why the amount is a reconciling item
    between US GAAP and IFRS.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief